AllianceBernstein Bond Fund, Inc.
Exhibit 77D
-- AllianceBernstein Intermediate Bond Portfolio
811-02383


Former Non-Fundamental Policies Revision to Investment Policy During the Reporting Period
 The Fund invests under normal circumstances, at least 80% of its net assets in investment grade fixed-income securities. To accommodate the proposed increase in investments in below-investment grade securities
(see below), the Funds policy to invest 80% of its assets in investment grade fixed-income securities was modified to eliminate the investment grade restriction, which is not necessary for the purposes of Rule 35d-1.
 The Fund may invest up to 20% of its net assets in below-investment grade bonds. Increased permissible investments in below-investment grade bonds from 20% to 25% of the Funds net assets.
 The Fund may invest without limit in U.S. Dollar-denominated foreign fixed-income securities and may invest up to 25% of its assets in non-U.S. Dollar denominated foreign fixed-income securities, whose currency risk will be fully hedged at the time of investment. Removed requirement to fully hedge currency risk but maintained flexibility to use hedging strategies.
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